

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

> **Re: JBS B.V.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed March 27, 2024**
> **File No. 333-273211**

Dear Gilberto Tomazoni:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023, letter.

Amendment to Form F-4 filed March 27, 2024

Presentation of Financial and Other Information
Financial Statements, page xiv

1.   We note the first phase of the Controlling Shareholder Contribution occurred on December 22, 2023, as a result of which, as of the date of the prospectus, J&F and Brazil HoldCo are the direct controlling shareholders of JBS S.A. We also note as of the date of the prospectus, JBS N.V. the issuer, is a wholly-owned subsidiary of LuxCo and holds, through Brazil HoldCo, 24.79% of the JBS S.A. common shares. Please disclose if JBS N.V. held this same ownership percentage in JBS S.A. as of the fiscal year ended December 31, 2023, and tell us the consideration given to providing separate audited financial statements of JBS N.V. as issuer, as of and for the year ended December 31, 2023, reflecting any assets, liabilities, revenues, or operations since having been transferred an indirect ownership interest in JBS S.A. To the extent the amounts are not

material or not relevant because of the successor/predecessor relationship, please provide disclosure to that effect.

Questions and Answers about the Proposed Transaction....
Questions and Answers about JBS N.V. and the Conversion, page xxx

2. Please revise this section to disclose the management roles of Joesley and Wesley Batista with the registrant and J&F, current and expected. In this regard, we note the Form 6-K filed by JBS S.A. on May 6, 2024, reports that shareholders approved the appointment of Joesley and Wesley Batista to its board of directors. Discuss expectations regarding potential management roles in concrete terms, including expected timing and avoiding hypothetical language. Please also tell us why the results reported in the Form 6-K filed on April 23, 2024, appear to indicate that shareholders rejected the appointment of Joesley and Wesley Batista, yet are now approved.

What are the differences between the rights of JBS S.A. Shareholders...., page xxxv

3. Please revise the reference to "SEC regulation" to reflect that JBS S.A. is currently a reporting company under the Securities Exchange Act of 1934.

Summary
JBS S.A. - Description of Business Segments, page 5

4. Refer to the last sentence in the discussion of Beef North America. Please clarify if Adjusted EBITDA should instead be US$114.2 million. Your current disclosure indicates the amount is in billions.

Summary of the Proposed Transaction, page 10

5. Please revise to include the diagram that appears on page 70. Additionally revise your disclosure to briefly discuss the risks associated with the concentration of voting power, the legal matters involving Joesley and Wesley Batista, and the management roles of Joesley and Wesley Batista following the proposed transaction, together with cross-references, including page numbers, to the complete discussion of these matters elsewhere in the prospectus.

Risk Factors, page 21

6. We note your disclosure that BNDESPar owns 20.8% of JBS S.A., its Board of Executive Officers is responsible for voting decisions, and there is no voting agreement or understanding with BNDESPar. Please add disclosure assessing whether and how the interests of BNDESPar may differ from those of JBS's public shareholders. Address potential divestment, political considerations, and other factors that may influence BNDESPar as a government-controlled entity. Disclose material related risks, including the potential impact on the shareholder vote to approve the proposed transaction.

Our ultimate controlling shareholders have influence over the conduct of our business...., page 48

7.　We note you have removed discussion of increased voting power from this risk factor. Please revise to highlight that the voting power of Joesley and Wesley Batista will increase significantly, from 48.48% to 84.85%, as a result of the corporate restructuring, and that their ability to influence the company will be greater as a result of such concentrated control. Reinstate disclosure regarding the possibility of related party transactions with companies in which the ultimate controlling shareholders have an interest (*i.e.,* "JBS S.A. or other companies in which our ultimate controlling shareholders have an interest may engage in transactions with JBS USA or its subsidiaries"). Additionally reinstate the impact on share value as a potential consequence of the risks identified.

Media campaigns related to food production; regulatory and customer focus...., page 50

8.　We note your revised disclosure regarding the increasing focus on "our business practices and policies, especially as they relate to the environment, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, both in our own operations and in our supply chain." Please further revise your disclosure to specifically address the risk of boycotts against your company and its products. Discuss boycotts you have experienced to date, including quantification of the impacts, and the potential for future boycotts.

Capitalization, page 59

9.　We note disclosure elsewhere in the filing, such as pages xv and 186, that you are planning for the issuance or transfer of JBS N.V. Class A Common Shares to certain members of your senior management as a performance bonus for the successful completion of the Proposed Transaction, which appear to be in addition to those shares which will result from the Exchange Ratio. Please provide similar disclosure in a footnote to the Capitalization table to disclose this planned issuance. Also, please disclose why the bonus shares are not reflected in the as adjusted column, the estimated value of such shares in the form of stock compensation, and your intended accounting treatment for the shares.

Per Share, Dividend and Market Price Data, page 61

10.　Refer to the tabular data of JBS N.V. (Pro Forma). Please advise why the amount of pro forma total equity for each of the periods presented would not include the payment of the Cash Dividend upon the completion of the proposed transaction, which is assumed to have occurred on January 1, 2021.

The Proposed Transaction, page 67

11.　Please revise your disclosure to separately list each transfer of securities in the restructuring process, clearly identifying and quantifying the securities and parties involved. Without limitation, your revisions should address the following items:

- The sum of 241,969,477 Class A and 295,750,472 Class B shares disclosed to be held by LuxCo does not appear to equal the sum of 369,918,510 and 180,010,329 shares transferred by J&F and FIP Formosa, nor the 2:1 exchange ratio; revise to reconcile.

- The shares disclosed to be held by LuxCo on page 204 (243,704,227 Class A and 298,310,722 Class B) does not appear to be consistent with disclosure elsewhere; please reconcile.

- Reconcile apparently inconsistent disclosure describing the second phase; for example, and without limitation, in the final two paragraphs on page 67 and the timetable on page iii.

12. We note your disclosure that the first phase of the restructuring has already occurred, and that the second phase will occur only following shareholder approval. Please expand your disclosure to describe the consequences if shareholders do not approve the proposed transaction, including whether the first phase will be reversed.

JBS S.A. ADS Holders, page 74

13. We note that the majority of ADSs, held through DTC participants, will be surrendered automatically after the ADS Exchange Date, and that the ADS program will not be terminated until all ADSs are surrendered. Please expand to clarify how the holders of any ADSs that are not surrendered will be treated, for example with respect to dividend and voting rights related to the underlying shares of JBS S.A.

Class A Conversion Period, page 76

14. We note your response to our prior comment 1. Please further revise your disclosure to clarify the "proof satisfactory" that former holders of ADSs and BDSs are required to provide to confirm that they qualify as Eligible Shareholders (*i.e.,* in addition to proof that ADSs were exchanged for underlying shares). Additionally revise the timetable on page iii to identify the Conversion Record Date, and time if relevant.

Information about JBS S.A.
Regulation
Brazil Deforestation Regulation, page 118

15. Please revise your disclosure to more fully discuss the requirements of this regulation, clearly indicating whether and how they are applicable to your business and operations, and to identify the penalties for violating provisions of the regulation. Additionally discuss regulations that relate to the land embargoes and labor blacklist(s) referenced on pages 124 and 125. In an appropriate section of your registration statement, include disclosure regarding the lawsuits reportedly filed by the western Brazilian state of Rondonia against JBS S.A. in December 2023 seeking damages for cattle-raising activity in protected areas.

<u>Europe and United Kingdom, page 121</u>

16.   We note your response to our prior comment 2. Please further revise your disclosure to discuss the steps you are taking in Brazil and elsewhere to achieve compliance with the regulations described in this section, including the geolocation requirements. Disclose the impact that these regulations are expected to have upon your business and operations by clearly identifying the cattle and/or cattle-derived products subject to these regulations, both produced in or exported to these areas, including quantification. Your disclosure should provide sufficient information to enable shareholders to assess your ability to comply with these regulations and the consequences if compliance is not achieved. For instance, and without limitation, discuss whether and how the existing supplier monitoring system, "Beef on Track" Program, Livestock Transparency Platform, and/or Seara's Sustainable Grain and Oil Sourcing Policy discussed on pages 124-25 will require modification to meet your regulatory requirements.

<u>Cattle and Grain Supply Chains and Deforestation</u>
<u>Supply Chain Monitoring, page 124</u>

17.   We note your response to our prior comment 3. Please further revise your disclosure to clarify whether the Sustainability-Linked Framework adopted in October 2021 (page 124) and the Sustainability-Linked Bond Framework adopted in June 2021 (page 173) are the same. Reconcile apparently inconsistent references to the "Sustainability-Linked Framework" and "Sustainability-Linked Bond Framework," and consider using different defined terms to distinguish the Sustainability-Linked Bond Frameworks adopted by JBS USA and PPC. Disclose the material provisions of the Framework(s), and relevant updates to your deforestation policies and goals, providing an analogous level of detail as that used to describe your grain supply chain monitoring. In this regard, we note disclosure regarding JBS S.A.'s deforestation commitments, including target dates for the Amazon Biome, Cerrado Biome, and global supply chain, in the proxy statement filed by its subsidiary, Pilgrim's Pride Corporation, on February 27, 2023. Please also confirm whether and where the Sustainability-Linked Framework appears on the website of JBS S.A., as we were not able to locate it despite disclosure in this regard.

<u>Seara's Sustainable Grain and Oil Sourcing Policy, page 125</u>

18.   We note that the sourcing policy discussed in this section appears subject to a number of limitations on its scope, including that it is adopted by a subsidiary, applies to Seara's "primary" grain and oil supply chains, and requires Soy Moratorium signatories "[f]or the Amazon biome." Please more fully discuss these, and any other limitations, on your grain and oil supply chain policy. Identify the portion of your overall grain and oil supply that is subject to the policy, and other protected or sensitive areas that are not addressed by the Soy Moratorium signatory policy. We further note your aim to "monitor 100% of direct grain suppliers, targeting zero deforestation in the Amazon biome and zero illegal deforestation in other biomes by March 2024." Please update to disclose your progress in

meeting this goal.

Legal Proceedings, page 129

19.   Please revise disclosure on page 132 relating to the lawsuit filed by the New York Attorney General to describe the legal basis (*i.e.,* alleged fraudulent and illegal conduct, including false advertising, relating to JBS S.A.'s commitment to achieve net zero greenhouse gas emissions by 2024, in violation of New York consumer protection statutes) and the risk of related lawsuits by securityholders. We note your disclosure that, "We believe we will be successful in our defense strategy; an opinion shared by our legal advisors." Please revise to identify the legal advisors and to disclose the degree of uncertainty regarding the potential outcome, including your assessment of the material related risks. File the consent of your legal advisors and the opinion referenced, or alternatively revise to clarify that this is not a legal opinion. See Securities Act Rules Compliance and Disclosure Interpretation Question 233.02. Additionally revise disclosure to indicate that dollar amounts represented in the table on page 129 are in thousands, if true.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 163

20.   Refer to the discussion of Indebtedness and Financing Strategy on page 166. Please revise to include a brief summary of available lines of credit and borrowing capacity under the JBS S.A. Revolving Credit Facility, the JBS USA Senior Unsecured Revolving Credit Facility, and the PPC Credit Facility at the most recent balance sheet date. In addition, under Capital Expenditures, please disclose the expected amount of capital expenditures for the next fiscal year and clarify that for the year ended December 31, 2023, you used cash of $1,502.1 million, rather than $1,052.1 million, to purchase property, plant and equipment.

Report of Independent Registered Public Accounting FIrm, page F-2

21.   Refer to the critical audit matter of the evaluation of income tax benefit. In the first paragraph, please clarify whether the reference should instead be to Note 9, Income Taxes, rather than Note 10 which is Property, Plant and Equipment. Please revise accordingly.

Notes to the Financial Statements
Note 19. Provisions for legal proceedings, page F-71

22.   Refer to the tabular presentation on page F-72 of your provisions based on the class categories of labor, civil and tax and social security. To enhance investor understanding of your litigation discussion, please consider providing additional information, such as a sub-table that further provides disclosure of these categories by jurisdiction. In this regard, we note your narrative discussion is presented by matters in Brazil, in the United States and

matters of PPC, however we are not able to relate these matters to the class of provision as required by paragraph 85 of IAS 37. Also, for each individual matter, disclose the accrual amount at the balance sheet date, and which class category(ies) the accrual has been reflected. Also, for each contingent liability, or class of contingent liabilities, in which a provision has not been recognized, please clearly disclose an estimate of the financial effect, unless considered remote. For guidance, we refer you to IAS 37, paragraphs 84 through 88.

23.   Refer to your discussion of other proceedings with possible outcome on page F-78, where we note the disclosure of $3.14 billion of other ongoing proceeding of whose loss potential is possible, but no provision has been recognized. Please expand to disclose the reason why no provision has been recognized, such as the probability as to whether or not the loss potential is more likely than not to occur. Also, if applicable, please relate this amount to the legal proceedings disclosed in the paragraphs preceding the disclosure. Refer to paragraphs 23 and 86 of IAS 37.

24.   We note from your disclosure in Note 25 on page F-88, that you incurred $53 million of restructuring charges during the year ended December 31, 2023. We also note from your disclosure in Note 19 that these charges do not appear to be discussed as part of your provisions disclosure. Please revise your notes to the financial statements to include the disclosures set forth in paragraphs 84-86 of IAS 37 as they apply to your restructuring provisions.

Note 25. Operating Segments, page F-85

25.   We note that on page F-88, you disclose a reconciliation of consolidated operating profit to the total Adjusted EBITDA for the operating segments. Please revise to reconcile the total Adjusted EBITDA for the operating segments to your consolidated profit or loss before tax expense as required in paragraph 28 of IFRS 8.

General

26.   We note that the "ultimate controlling shareholders" are named in the Explanatory Note and in the definition on page xi. Please revise to disclose the identity of the ultimate controlling shareholders on the prospectus cover page and the first time such term is used within the summary and risk factor sections. In addition, please include disclosure on the prospectus cover regarding the risks related to the controlling stake and management roles of Joesley and Wesley Batista, with a cross-reference to more detailed disclosure elsewhere in the prospectus.

27.   We note you have deleted (i) references to "illicit" and "illegal" throughout the registration statement, (ii) the description of conduct underlying the SEC's 2020 order previously appearing on pages 204-05 of the amendment filed on September 1, 2023, (iii) information regarding the nature of the investigations of the CVM previously appearing on page 205 of the prior amendment, and (iv) disclosure that your ultimate controlling shareholders are also facing criminal prosecution by the Brazilian Federal Prosecution

Office based on similar allegations. Please reinstate these disclosures as they appeared in the prior amendment and, with respect to item (iv), further disclose the current state of this potential criminal prosecution. Clearly disclose whether there are open investigations and/or proceedings in Brazil involving you, JBS S.A., your respective subsidiaries, J&F, FIP Formosa, and the ultimate controlling shareholders.

Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli